UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jasper Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

471871103

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471871103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth LLP 98-0518585
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	5,628,558*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	5,628,558*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	5,628,558*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 15.4%*
14.	Type of Reporting Person (See Instructions): PN

*As of September 24, 2021 (the “Event Date”), Abingworth LLP (“Abingworth LLP”) may be deemed to beneficially own an aggregate of 5,628,558 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Jasper Therapeutics, Inc. (the “Issuer”) held by Abingworth Bioventures VII, LP (“Abingworth VII”). As a result of the foregoing, Abingworth LLP, as the investment manager of Abingworth VII, may be deemed to beneficially own 5,628,558 shares of Common Stock held by Abingworth VII. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth LLP may be deemed to beneficially own 15.4% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 36,520,288 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

CUSIP No. 471871103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Abingworth Bioventures VII, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) [ ]
(b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	5,628,558*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person with	10. Shared Dispositive Power:	5,628,558*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	5,628,558*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 15.4%*
14.	Type of Reporting Person (See Instructions): PN

* As of September 24, 2021 (the “Event Date”), Abingworth LLP (“Abingworth LLP”) may be deemed to beneficially own an aggregate of 5,628,558 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Jasper Therapeutics, Inc. (the “Issuer”) held by Abingworth Bioventures VII, LP (“Abingworth VII”). As a result of the foregoing, Abingworth LLP, as the investment manager of Abingworth VII, may be deemed to beneficially own 5,628,558 shares of Common Stock held by Abingworth VII. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth LLP may be deemed to beneficially own 15.4% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 36,520,288 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Jasper Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2200 Bridge Pkwy, Suite 102, Redwood City, California 94065. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.	Identity and Background

This statement is being filed on behalf of Abingworth Bioventures VII, LP (“Abingworth VII”), and Abingworth LLP (“Abingworth LLP” together with Abingworth VII, the “Reporting Persons”), the investment manager of Abingworth VI.

The Common Stock is held directly by Abingworth VII. Abingworth Bioventures VII GP LP ("Abingworth GP") serves as the general partner of Abingworth VII. Abingworth General Partner VII LLP, serves as the general partner of Abingworth GP. Abingworth VII (acting by its general partner Abingworth GP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth LLP, all investment and dispositive power over the securities held by Abingworth VII.

The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

The principal business of Abingworth VII is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth LLP is to serve as the investment manager to certain investment funds, including Abingworth VII.

None of the Reporting Persons, the General Partners or any of their respective executive officers has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons, the General Partners or any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Abingworth VII is a limited partnership organized under the laws of England. Abingworth LLP is a limited liability partnership organized under the laws of England.

Item 3.	Source and Amount of Funds or Other Consideration

On September 24, 2021 (the “Event Date”), pursuant to that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of May 5, 2021, by and among the Issuer (f/k/a Amplitude Healthcare Acquisition Corporation), Ample Merger Sub, Inc. ("Merger Sub"), and Jasper Therapeutics, Inc. ("Old Jasper"), Merger Sub merged with and into Old Jasper with Old Jasper surviving as a wholly owned subsidiary of the Issuer (the "Business Combination"). Prior to the consummation of the Business Combination (the "Effective Time"), each share of Series A-1 preferred stock of Old Jasper was converted into Class A common stock of Old Jasper. At the Effective Time, each issued and outstanding share of Class A common stock of Old Jasper was automatically cancelled and extinguished and converted into shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock"). Abingworth VII acquired 4,878,558 shares of Common Stock in the Business Combination. Concurrent with the closing of the Business Combination, Abingworth VII purchased 750,000 shares of Common Stock in a private placement (the “PIPE”) at a purchase price of $10.00 per share. The Common Stock purchased in the PIPE was purchased with investment capital for an aggregate purchase price of approximately $7,500,000.

The foregoing description of the Business Combination Agreement is a summary only and is qualified in its entirety by the actual terms of the agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 4.	Purpose of Transaction

On September 24, 2021, pursuant to the Business Combination Agreement, Merger Sub merged with and into Old Jasper with Old Jasper surviving as a wholly owned subsidiary of the Issuer. Prior to the Effective Time, each share of Series A-1 preferred stock of Old Jasper was converted into Class A common stock of Old Jasper. At the Effective Time, each issued and outstanding share of Class A common stock of Old Jasper was automatically cancelled and extinguished and converted into shares of common stock of the Issuer. Abingworth VII acquired 4,878,558 shares of Common Stock in the Business Combination and purchased 750,000 shares of Common Stock in the PIPE which closed concurrently with the Business Combination.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, Abingworth LLP as the investment manager of Abingworth VII may be deemed to beneficially own an aggregate of 5,628,558 shares of Common Stock of the Issuer held by Abingworth VII.

As a result of the foregoing, Abingworth LLP, as the investment manager of Abingworth VII, may be deemed to beneficially own 5,628,558 shares of Common Stock held by Abingworth VII. Thus, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth LLP may be deemed to beneficially own 15.4% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Event Date.

The foregoing beneficial ownership percentage is based upon 36,520,288 shares of Common Stock issued and outstanding as of the Event Date, based on information received from the Issuer and other public information.

Except as described herein, during the past sixty (60) days on or prior to October 4, 2021, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

Currently, Mr. Kurt Von Emster, a Partner of Abingworth LLP, serves on the Board of Directors of the Issuer. Mr. Von Emster, in his capacity as a director may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, in effect from time to time.

Registration Rights Agreement

Pursuant to the terms of an Amended and Restated Registration Rights Agreement with the Issuer, dated September 24, 2021, certain holders of the Issuer’s Common Stock, including Abingworth VII, (i) agreed not to effect any sale or distribution of Common Stock acquired by them in the Business Combination during the 180-day lock-up period beginning on September 24, 2021 and (ii) are entitled to have certain shares registered for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended. For the avoidance of doubt, the aforementioned lock-up restrictions do not apply to the shares of Common Stock acquired by Abingworth VII in the PIPE.

The foregoing description of the Amended and Restated Registration Rights Agreement is a summary only and is qualified in its entirety by the actual terms of the agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1

Joint Filing Agreement, dated October 4, 2021, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2	Business Combination Agreement, dated as of May 5, 2021, by and among Amplitude Healthcare Acquisition Corporation, Ample Merger Sub, Inc. and Jasper Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on September 29, 2021).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated September 24, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 29, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2021

ABINGWORTH BIOVENTURES VII, LP

By:	Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).